Tutor Perini Corporation

April 25, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Errol Sanderson
Pamela A. Long

Re:	Tutor Perini Corporation
Registration on Form S-4, initially filed on March 29, 2011
File No. 333-173133

Ladies and Gentlemen:

This letter is being furnished by Tutor Perini Corporation, a Massachusetts corporation (the “Company”), in response to the comment raised in your letter dated April 21, 2011, from you to the Company’s Chief Executive Officer, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-173133) (the “Registration Statement”).  The response below corresponds to the caption and number of the comment (which is reproduced in italics below).

1.                                       Staff comment:  We note the assumption in the penultimate paragraph of the opinion letter. Please revise this assumption to clarify that it relates only to agreements and instruments which are not filed as exhibits to the Company’s filings with the Commission.

Response:  The Company has refiled Exhibit 5.1 and the assumption has been deleted.

We hope that the foregoing has been responsive to the Staff’s comment.

If you have any questions related to this letter, please contact me at 818-362-8391 or Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660.

/s/Kenneth R. Burk
Name: Kenneth R. Burk
Title: Executive Vice President and Chief Financial Officer